                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------
                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              -------------------
                                 AMENDMENT NO. 1
                              -------------------
                                  ENGAGE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                              -------------------
          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                         (Title of Class of Securities)
                              -------------------
                                    292827102
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                              -------------------
                                 JOHN D. BARONE
                      PRESIDENT AND CHIEF OPERATING OFFICER
                                  ENGAGE, INC.
                        100 BRICKSTONE SQUARE, 2ND FLOOR
                          ANDOVER, MASSACHUSETTS 01810
                                 (978) 684-3884

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    COPY TO:

       DANIEL M. CARROLL                                   BRIAN P. KEANE
VICE PRESIDENT AND GENERAL COUNSEL                   MINTZ, LEVIN, COHN, FERRIS,
          ENGAGE, INC.                                 GLOVSKY AND POPEO, P.C.
 100 BRICKSTONE SQUARE, 2ND FLOOR                       ONE FINANCIAL CENTER
   ANDOVER, MASSACHUSETTS 01810                     BOSTON, MASSACHUSETTS, 02111
          (978) 684-3884                                   (617) 542-6000
       FAX: (978) 684-3141                              FAX: (617) 542-2241

                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                  AMOUNT OF FILING FEE**
               $434,220                                 $39.95

----------

* Calculated solely for purposes of determining the filing fee. This amount assumes that 3,775,818 shares of common stock of Engage, Inc. having an aggregate value of $434,220 as of December 30, 2002 will be issued subject to restricted stock awards in exchange for the maximum 3,775,818 options eligible to be exchanged pursuant to the offer described herein. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by $92.00 per million.

**    Previously paid

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid: Not applicable.

            Form or Registration No.: Not applicable.

            Filing party: Not applicable.

            Date filed: Not applicable.


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

INTRODUCTORY STATEMENT.

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on January 6, 2003, relating to our offer to our U.S. employees to exchange, for compensatory purposes, options to purchase shares of Engage common stock for shares of restricted stock.

ITEM 12.          EXHIBITS
(a)(1)*    Offer to Exchange, dated January 6, 2003.
(a)(2)*    Form of Cover Letter to Eligible Employees and Summary of Procedures.
(a)(3)*    Form of Letter of Transmittal/Election to Exchange.
(a)(4)*    Form of Notice of Withdrawal.
(a)(5)*    Form of E-mail Confirmation to Tendering Option Holders.
(a)(6)*    The Company's Annual Report on Form 10-K for its fiscal year ended
           July 31, 2002 (the "Annual Report"), filed with the Securities and
           Exchange Commission (the "Commission") on November 13, 2002 and incorporated herein by reference (File No. 0-26671).

(a)(7)*    The Company's Quarterly Report on Form 10-Q for the quarter ended
           October 31, 2002 (the "Quarterly Report"), filed with the Commission on December 16, 2002 and incorporated herein by reference (File No.
           0-26671).

(a)(8)*    The Company's Current Reports on Form 8-K, filed with the SEC on
           September 18, 2002 and October 7, 2002 and incorporated herein by reference (File Nos. 0-26671).

(a)(9)*    The Company's Registration Statement on Form S-8, filed with the SEC on December 21, 1999 and incorporated herein by reference (File No. 333-93151).
(a)(10)*   The Company's Registration Statement on Form S-8, filed with the SEC on January 16, 2001 and incorporated herein by reference (File No. 333-53752).
(a)(11)*   The Company's Registration Statement on Form S-8, filed with the SEC on February 28, 2001 and incorporated herein by reference (File No. 333-56328).
(a)(12)    Handout to Employees re: Process and Contacts.
(b)        Not applicable.
(d)(1)*    The Company's Amended and Restated 1995 Equity Incentive Plan.
(d)(2)*    The Company's Amended and Restated 2000 Equity Incentive Plan.
(d)(3)*    Form of Restricted Stock Agreement, included as Annex A to the Offer to Exchange filed as Exhibit (a)(1) hereto and incorporated herein by reference.
(g)        Not applicable.
(h)        Not applicable.

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*     Previously filed as an exhibit to the Schedule TO filed with the SEC on
      January 6, 2003.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ENGAGE, INC.

                                       By: /s/ John D. Barone
                                           -------------------------------------
                                           John D. Barone
                                           President and Chief Operating Officer

January 7, 2003

                                INDEX TO EXHIBITS

(a)(12)     Handout to Employees re: Process and Contacts.